

**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

**DIVISION OF**
**CORPORATION FINANCE**

January 16, 2024

Eric J. Dosch
Chief Financial Officer
First Guaranty Bancshares, Inc.
400 East Thomas Street
Hammond, LA 70401

> **Re: First Guaranty Bancshares, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2022**
> **File No. 001-37621**

Dear Eric J. Dosch:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Finance